Special Meeting of Shareholders

The Special Meeting of Shareholders of Calvert Tax-Free Responsible Impact Bond Fund and Calvert Unconstrained Bond Fund, each a series of Calvert Management Series (each a Fund and collectively, the Funds) was held on December 16, 2016 and adjourned to December 23, 2016, January 6, 2017, January 27, 2017 and February 15, 2017.

Shareholders of the Class A Shares of the Calvert Unconstrained Bond Fund voted on the following proposal:

1.	Approval of Master Distribution Plan for Class A Shares of the Funds
pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (Rule 12b-1).

	Number of Shares*
Fund	For	Against	Abstain**	Uninstructed**
Calvert Unconstrained Bond Fund  Class A	512,697	9,461	38,416	318,409

Shareholders of the Class C Shares of the Funds voted on the following proposal:

1.	Approval of Master Distribution Plan for Class C Shares of the Funds
pursuant to Rule 12b-1.

	Number of Shares*
Fund	For	Against	Abstain**	Uninstructed**
Calvert Tax-Free Responsible Impact Bond Fund  Class C	64,700	0	1,917	21,130
Calvert Unconstrained Bond Fund  Class C	35,913	0	0	30,205

* 	Excludes fractional shares.
** 	Uninstructed shares (i.e., proxies from brokers or nominees indicating that such persons have not received instructions from the beneficial owner or other person entitled to vote shares on a particular matter with respect to which the brokers or nominees do not have discretionary power) were treated as shares that were present at the meeting for purposes of establishing a quorum, but had the effect of a vote against the proposals. Uninstructed shares are sometimes referred to as broker non-votes. Abstentions were also treated in this manner.